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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO     )*

Xenon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98420N105

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Cusip No. 98420N105	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS InterWest Partners VII, LP I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 767,187
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 767,187
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,187
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

Page 2 of 15 Pages

Cusip No. 98420N105	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS InterWest Investors VII, LP I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 36,738
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 36,738
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

Page 3 of 15 Pages

Cusip No. 98420N105	13G	Page 4 of 15 Pages

1

NAME OF REPORTING PERSONS

InterWest Management Partners VII, LLC (the General Partner of InterWest Partners VII, LP and InterWest Investors VII, LP)

I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 803,925
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 803,925
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

Page 4 of 15 Pages

Cusip No. 98420N105	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Harvey B. Cash (a Managing Director of InterWest Management Partners VII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 803,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 803,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Harvey B. Cash that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 5 of 15 Pages

Cusip No. 98420N105	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Philip T. Gianos (a Managing Director of InterWest Management Partners VII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 803,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 803,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Philip T. Gianos that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 6 of 15 Pages

Cusip No. 98420N105	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS W. Stephen Holmes III (a Managing Director of InterWest Management Partners VII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 803,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 803,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by W. Stephen Holmes III that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 7 of 15 Pages

Cusip No. 98420N105	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Nina S. Kjellson (Agent for InterWest Management Partners VII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 714 (1)
	6	SHARED VOTING POWER 803,925 (2)
	7	SOLE DISPOSITIVE POWER 714 (1)
	8	SHARED DISPOSITIVE POWER 803,925 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,639
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

(1)	Options exercisable within 60 days of 12/31/14 received while a Director of the Issuer
(2)	Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Nina S. Kjellson that she is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of her pecuniary interest.

Page 8 of 15 Pages

Cusip No. 98420N105	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners VII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 803,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 803,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 9 of 15 Pages

Cusip No. 98420N105	13G	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS Arnold L. Oronsky (a Managing Director of InterWest Management Partners VII, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 803,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 803,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 10 of 15 Pages

ITEM 1.

(a)	NAME OF ISSUER : Xenon Pharmaceuticals, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE :

200–3650 Gilmore Way, Burnaby, British Columbia, Canada V5G 4W8

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners VII, LP (“IWP VII”)

InterWest Investors VII, LP (“II VII”)

InterWest Management Partners VII, LLC (“IMP VII”)

Harvey B. Cash (“Cash”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Nina S. Kjellson (“Kjellson”)

Gilbert H. Kliman (“Kliman”)

Arnold L. Oronsky (“Oronsky”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE :

2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP VII:	California
II VII:	California
IMP VII:	California
Cash:	United States
Gianos:	United States
Holmes:	United States
Kjellson:	United States
Kliman:	United States
Oronsky:	United States

Page 11 of 15 Pages

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 98420N105

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

	IWP VII	II VII	IMP VII (1)
Beneficial Ownership	767,187	36,738	803,925
Percentage of Class	5.4%	0.3%	5.7%
Sole Voting Power	767,187	36,738	803,925
Shared Voting Power	0	0	0
Sole Dispositive Power	767,187	36,738	803,925
Shared Dispositive Power	0	0	0

	Cash (2)	Gianos (2)	Holmes (2)
Beneficial Ownership	803,925	803,925	803,925
Percentage of Class	5.7%	5.7%	5.7%
Sole Voting Power	0	0	0
Shared Voting Power	803,925	803,925	803,925
Sole Dispositive Power	0	0	0
Shared Dispositive Power	803,925	803,925	803,925

	Kjellson (3)	Kliman (2)	Oronsky (2)
Beneficial Ownership	804,639	803,925	803,925
Percentage of Class	5.7%	5.7%	5.7%
Sole Voting Power	714	0	0
Shared Voting Power	803,925	803,925	803,925
Sole Dispositive Power	714	0	0
Shared Dispositive Power	803,925	803,925	803,925

(1)	IMP VII is the general partner of IWP VII and II VII.
(2)	Cash, Gianos, Holmes, Kliman, and Oronsky are Managing Directors of IMP VII and share voting and investment control over shares held by IWP VII and II VII. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.
(3)	Kjellson is an Agent of IMP VII with no beneficial ownership of shares held by IWP VII or II VII. The total above includes options exercisable for 714 shares common stock within 60 days of 12/31/14, received while a Director of the Issuer.

Page 12 of 15 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP VII, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

INTERWEST PARTNERS VII, LP

By:	/s/ Harvey B. Cash	By:	InterWest Management Partners VII, LLC
Name:	Harvey B. Cash		its General Partner

By:	/s/ Philip T. Gianos		By:	/s/ W. Stephen Holmes
Name:	Philip T. Gianos			Managing Director

INTERWEST INVESTORS VII, LP
By:	/s/ W. Stephen Holmes
Name:	W. Stephen Holmes III
		By:	InterWest Management Partners VII, LLC its General Partner
By:	/s/ Gilbert H. Kliman
Name:	Gilbert H. Kliman		By:	/s/ W. Stephen Holmes
Managing Director

By:	/s/ Arnold L. Oronsky
Name:	Arnold L. Oronsky
INTERWEST MANAGEMENT PARTNERS VII, LLC

By:	/s/ Nina S. Kjellson	By:	/s/ W. Stephen Holmes
Name:	Nina S. Kjellson		Managing Director

Page 14 of 15 Pages